

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

May 7, 2018

Terry D. McCallister
Chief Executive Officer
Washington Gas Light Company
101 Constitution Avenue, N.W.
Washington, D.C. 20080

> **Re: Washington Gas Light Company**
> **Registration Statement on Form S-3**
> **Filed May 4, 2018**
> **File No. 333-224669**

Dear Mr. McCallister:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products